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Raised $1,036,095 from 1541 investors on June 2017

Your Social Network

Minds is an open source and decentralized social network for Internet freedom, where users earn crypto tokens for their contributions to the network. The tokens can be exchanged for more views on content or sent to other channels as a tip or paid subscription. We're built on a foundation of privacy, transparency, and free expression. As other networks continue to lose the public's faith, Minds has more than doubled since last year, now with 200K+ monthly active users and 1.25M+ registered users.



Bill Ottman
CEO
Founder and Chief Executive Officer



Your Social Network
There is a crisis occuring in the social networking world

Why you may want to invest

1. 200K+ monthly active users, up 138% since August 2017.
2. 98% increase in sales year over year.
3. Raised $1M+ from 1,541 investors on Wefunder in June 2017 in 19 days.
4. 100K+ Vietnamese users migrated to Minds to protect their Internet freedom in July 2018.
5. 150K+ token transactions in first 60 days.
6. Top competitor to Facebook according to dozens of major media outlets and experts.
7. 1 billion+ impressions served, 75+ million unique visitors, 1.25+ million registered users.
8. 60% Traffic from US, Canada, EU

Our Ambition

Our mission is to become the top social network on earth, powered by the people. Traditional social media networks are overrun with surveillance, censorship, demonetization and restrictive algorithms. Minds solves these problems with free and open source software, free speech policy, privacy, tokenization and decentralization.

PressKit-6thAugust2018.pdf

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https://minds.com

Wilton, CT 🐦 f ⊙ ▶ 🔊

Why I Like Minds

The minds.com team have perfectly balanced the monitization of contributors with an easy to use, intuitive platform. The market is moving past social media platforms that exploit users and give nothing back. Minds partners with community members and the results are playing out in real time. We see not only a brilliantly conceived content-economy, generating real tokenized income, but richer content as well - that rapidly draws in more users.



Max Keiser & Stacy Herbert
PARTNERS, HEISENBERG CAPITAL

THE BUZZ ABOUT MINDS

Minds will be transformative in a way that people don't even fully understand - and we're definitely on your side.

 **Tucker Carlson**
Host of "Tucker Carlson Tonight" on Fox News

When governments crack down on free speech and team with centralized social media surveillance companies, Minds.com is a refuge for individuals seeking an avenue for global interaction and idea exchange. As a decentralized and open source social media platform, Minds.com leverages crypto and even rewards users for participating in free and open dialogue.

 **Elizabeth McCauley**
Bitcoin Entrepreneur

Minds.com is an example of how modern tech start-ups are evolving under the bootstrap model. From savvy use of the cloud, open source software, and free Internet services to support their global developer network, they have built a compelling and innovative young company. Such extreme efficiency was just not possible only a few years ago.

 **George Kadifa**
Managing Director, Sumeru Equity Partners

As an early investor in Minds, I've been impressed by the team's ability to creatively capture well-known content creators onto the platform, continuously expand the user base, and lock down major media/PR opportunities. I also believe the crypto pivot and roadmap come at the perfect time and continue to be impressed by the execution, communication, and pragmatism. I see very big things to come for the platform -- this is just the beginning.

 **Faizan Khan**
Managing Director, Visary Capital

Minds is a new alternative channel for true freedom of expression!

 **Pavin Chachavalpongpun**
Pavin Chachavalpongpun is an associate professor at Kyoto University's Center for Southeast Asian Studies.

Every civilization deserves a secure, open source social networking app. Minds could be the one.

 **Douglas Rushkoff**
Media Theorist

2 million views on my Minds account already in just 6 months. Unreal. Mainstream social media will fall just like mainstream media.

 **Dave Cullen**
Founder, Computing Forever

I was banned from Twitter for no apparent reason. Thank God for Minds.com.

 **Carl Benjamin**


Sargon of Akkad (535,000+ YouTube subscribers)

> *Becoming clearer and clearer to me that the main social platforms are censoring and banning people. Think I need to spend more time here...*


Dave Rubin
Founder, The Rubin Report

> *Congratulations to Minds, a new wave of social networking. Boston Global Forum will definitely use Minds to implement our initiatives for peace and security in the world.*


Nguyen Anh Tuan
Founder, Boston Global Forum

> *Minds.com is the most promising, open-source, encrypted alternative to Facebook around right now. For anyone who has concerns about how their data is being handled, or who prefers a truly open Internet where their network and their influence is not controlled, Minds.com is the obvious choice. All of us will benefit from this alternative gaining legitimacy, and now is the time to get on board.*


Daniel Pinchbeck
Author

> *One of the most concrete things that Internet users can do to fight back is to move away from giant, centralized web services and start using ethical, open-source, privacy-conscious social networks like Minds.*


Evan Greer
Campaign Director, Fight For The Future

> *By launching under the AGPLV3 license Minds is demonstrating its commitment to the free software movement and firmly takes the side of internet freedom.*


Daniel Doubrovkine
CTO, Artsy

> *Minds' stated goal is to provide complete confidentiality for their users. By engineering HTTPS throughout their application, and leveraging end-to-end RSA 2048-bit encryption for messaging in their beta release, they are well on their way to achieving that goal.*


Josh Shaul
Vice President, Product Management at Akamai Technologies

> *Wow!!!!! I can't get a blue checkmark from Twitter OR Facebook, but I DO have one on Minds.com!!!*


Cynthia McKinney
Former Congresswoman

> *I have tried many new social media sites and they always let me down. I'm actually surprised at how impressive I find Minds to be.*


Tim Pool
Award Winning Journalist and Technologist


Minds - Wikipedia
Minds is an open source and distributed social networking service, integrating the blockchain to reward the community with ERC-20 tokens for various contributions to the network. Users can use their tokens to promote their content or to crowdfund and
August 23, 2018 @ en.wikipedia.org


David Versus Goliath: This Alternative To Facebook And Twitter Aims To Challenge Their Duopoly
Facebook, Google, and Twitter have come under fire for censoring conservative voices Lawmakers are struggling to decide how best to end the practice, if at all Minds.com is a fast growing free speech alternative that emphasizes transparency and
August 21, 2018 @ dailycaller.com


CEO Bill Ottman noi gi về Minds.com?
Cuộc "di cư" của giới blogger Việt từ Facebook qua Minds.com da bung nổ nhiều tranh cai giữa những lời khen cũng như nghi vấn va soi xet kỹ lưỡng về phương tiện truyền thong xa hội tự quảng cao la "ủng hộ tự do phat biểu", va "bảo vệ quyền rieng tư" của
August 21, 2018 @ bbc.com


Paul Jacob - Freedom's Essential Hierarchy
Have Americans forgotten that freedom makes getting along easier? We do not all have to like each other. We do not even all have to be nice to each other. We just don't have license to hit or hornswoggle our fellows.
August 21, 2018 @ townhall.com


Don't want to give Google your data? Time to co-operate
Members of the trade union Unite wanted to share documents online while complying with the European Union's general data protection regulation but giving every member a Google Drive account would be too expensive. Harry Robbins, a member of

August 21, 2018 @ thetimes.co.uk

Is Minds A Facebook Killer?



As the cryptocurrency market reels from a further sell-off, Minds, a rewards-based competitor to Facebook (NASDAQ: FB) has gone live in what may become a serious disruptor to the Silicon Valley tech firm. The cryptocurrency market has seen some
August 17, 2018 @ seekingalpha.com

Minds.com's Bill Ottman: People are Abandoning Big Tech



The backlash accelerates Minds.com CEO Ottman lays out solutions to the Big Tech censorship purge. Infowars has been banned by Facebook. Please help us by sharing this article on your own Facebook page. SUBSCRIBE on YouTube: Follow on Twitter:
August 16, 2018 @ infowars.com

Blockchain Social Network Minds Is Migrating to Ethereum for Launch - CoinDesk



Blockchain-based social network Minds is migrating its platform to the ethereum network, the startup announced Monday. After roughly four-and-a-half months on its Rinkeby test network, the startup will be moving to ethereum for its full live launch.
August 13, 2018 @ coindesk.com

Minds Token Launch: 5 Fast Facts You Need to Know



Minds, a blockchain based, open-source Facebook alternative, has just launched its own token to reward users for participating on the website.The network migrated to Ethereum for the launch, after spending four-and-a-half months on the Rinkeby test
August 13, 2018 @ heavy.com

Facebook seems to be pushing ahead with blockchain



Facebook Inc. executive David Marcus resigned from Coinbase Inc.'s board, a sign the social network giant is pushing ahead with its own blockchain work. Marcus quit Friday, citing a new group he oversees at Facebook that is exploring potential
August 10, 2018 @ latimes.com

1M Users: Minds Launches Largest Ethereum dApp | Crypto Briefing



A crypto social network has announced plans to migrate its tokens onto the Ethereum mainnet, potentially creating the largest Ethereum dApp on the network. Minds announced on Thursday that its native $MINDS tokens would transition onto
August 2, 2018 @ cryptobriefing.com

U.S. lawmakers urge Google, Facebook to resist Vietnam...



HANOI (Reuters) - Seventeen U.S. lawmakers have urged the CEOs of Facebook and Google to resist changes stipulated by a new cybersecurity law in Vietnam, which critics say gives the Communist-ruled state more power to crackdown on dissent. The
July 17, 2018 @ reuters.com

Vietnam activists flock to 'safe' social media after cyber crackdown - Tech News | The Star Online



HANOI: Tens of thousands of Vietnamese social media users are flocking to a self-professed free speech platform to avoid tough Internet controls in a new cybersecurity law, activists said. The draconian law requires Internet companies to
July 6, 2018 @ thestar.com.my

Facebook competitor promises blockchain currency for social content creators | ZDNet



Amidst concerns surrounding secret algorithms and the ever-decreasing organic reach of content on networks like Facebook, Instagram, and YouTube, content creators and growing brands are moving to alternative platforms for social
June 5, 2018 @ zdnet.com

Social media network CEO: How Google censors my company



Bill Ottman, co-creator of Minds.com, talks to Tucker in latest example of how Big Tech has become a bigger threat to civil liberties than even the federal government. #Tucker
May 23, 2018 @ video.foxnews.com

3 Obstacles to Moving Social Media Platforms to a Blockchain



On average, there about 10 million active sessions a day on Taiwan's version of reddit, a 25-or-so-year-old bulletin board system called PTT. That's a respectable number considering Taiwan's total population is 24 million. But lately the platform has been
May 23, 2018 @ spectrum.ieee.org

Minds Is the Anti-Facebook That Pays You for Your Time



During Mark Zuckerberg's over 10 hours of Congressional testimony last week, lawmakers repeatedly asked how Facebook makes money. The simple answer, which Zuckerberg dodged, is the contributions and online activities of its over two billion
May 23, 2018 @ wired.com

Minds Wants to Offer a Blockchain-Based Alternative to Facebook



The decentralized social media platform Minds is making moves to implement the Ethereum blockchain into its core features. After launching in 2015, has quickly grown to one million registered accounts and over 73 million unique page views. Now, the
May 23, 2018 @ bitcoinmagazine.com

Guide to Minds.com: The Social Media Site That Pays You in Crypto



Minds.com, a new social media site recently launched its own cryptocurrency on the Ethereum test net. Members of the website can earn tokens in exchange for interacting with the site and creating content.
May 21, 2018 @ blockonomi.com



Facebook says you are NOT the product - but its explanation confounds privacy experts

By If you aren't paying for a service, the old adage goes, then chances are that you are the product. But Facebook asserted otherwise in a blog post on Monday explaining its advertising policies, saying that its product is social media, not the
April 25, 2018 @ marketwatch.com



In the future, social media will pay you for your data

As Facebook adds users around the globe, a number back home in the U.S. are quitting. For users tired of the sketchy policies and abuse of trust, the Cambridge Analytica scandal seems to have been the last straw. But now the question: what will
April 23, 2018 @ futurism.com



Can Internet Freedom Really Exist?

We're all tired of hearing about Cambridge Analytica by now. And we're basically used to the fact that whatever we do online, we're leaving a digital footprint. Even the famed anonymity of Bitcoin and other cryptocurrencies has crumbled in the light of
April 18, 2018 @ themerkle.com



Minds aims to decentralize the social network

Decentralization is the buzzword du jour. Everything - from our currencies to our databases - are supposed to exist, immutably, in this strange new world. And Bill Ottman wants to add our social media to the mix.
April 17, 2018 @ techcrunch.com



Keiser Report: Surveillance capitalism, cyberbullying & data brokers (E1213)

Check Keiser Report website for more: http://www.maxkeiser.com/ In this episode of the Keiser Report, Max and Stacy discuss surveillance capitalism, cyberbullying and data brokers.
April 12, 2018 @ youtube.com



Record-Breaking Facebook Competitor, Minds Launches Crypto Social Network - Blockchain News

Share with: A decentralized social networking app, Minds announced on Friday the official launch of its Crypto Social Network. With user rights at the core of its every business decision, Minds claims its blockchain-based network provides transparency
April 3, 2018 @ the-blockchain.com



After #deletefacebook Here's Minds' Decentralized Social Network | BTCMANAGER

Minds.com, a decentralized social media platform, is hoping to implement the Ethereum blockchain into its core technology, post recent accusations against social media giant Facebook. Launched in 2015, Minds has a registered global audience of
April 1, 2018 @ btcmanager.com



EXCLUSIVE: 'Minds' Social Network Founder Discusses the Decline of Big Tech | Breitbart

Charlie Nash: What differentiates Minds from more authoritarian social media platforms like Facebook and Twitter? Bill Ottman: Minds uses free and open source software to provide its community with complete transparency and control over
October 17, 2017 @ breitbart.com



Done with Facebook, Twitter? User-owned social networks hear you

Maybe it was the algorithms that did it - software that turned social media timelines from a chronological, serendipitous flow of ideas to a smattering of posts filtered by bots to show you what computers think you want to see. Or the role many believe
June 17, 2017 @ sfchronicle.com



Meet Facebook's New Open-Sourced, Encrypted Competitor, Minds

Some of the most prevalent criticisms toward Facebook have revolved around the inherent censorship of its algorithms and lack of security protections for users. Since the 2016 presidential election, Facebook has announced endeavors to "fact-check"
May 12, 2017 @ observer.com



Minds.com and the State of Online Discourse

Censorship and echo chambers are limiting the potential of the internet. Can Minds.com create a place for sustained engagement online? Twitter and Facebook have problems as outlets for complex thoughts. On Twitter and Facebook, those who
September 7, 2016 @ huffingtonpost.com



Anonymous is supporting a new privacy-focused social network that takes aim at Facebook's shady practices

As if there weren't enough social networks out there, here's another new social network. But this one hopes to attract the likes of online freedom activists, and it even wrangled the attention of Anonymous. Minds.com is a social network like most
December 6, 2015 @ businessinsider.com



Social Media Network Wants Privacy in User's Hands

In ways both obvious and subtle, Facebook may be the best proof of the old adage "there's no such thing as a free lunch." The social network is free for anyone to join but in exchange it's constantly vacuuming up public and private data about its
July 6, 2015 @ voanews.com



July 6, 2015 @ voanews.com

The Man Behind An Encrypted Network That Will Take Down Facebook

In this video Luke Rudkowski talks to the CEO and one of many people behind minds.com a new opensource encrypted social network that many are saying will destroy facebook. The new social network took off and gained popularity when

June 20, 2015 @ youtube.com



Minds Launches Virtual Currency-Powered Social Networking App

Minds announced the beta launch of its open-source social networking platform for iOS, Android and the Web. The app was designed in part to help users expand their viral reach, and it offers a points system, giving users control of their content sharing

June 19, 2015 @ adweek.com



Anonymous backs new encrypted social network site

A new social network, backed by the Anonymous group, aims to take on major sites like Twitter and Facebook with a commitment to privacy and transparency. The site, Minds.com, has the same basic set-up as other social networks. Users post updates to

June 18, 2015 @ bbc.co.uk



Anonymous is building a site to kill Facebook

A new social network, backed by members of Anonymous, hopes to take on Facebook and the other social media giants with a commitment to privacy, security and transparency about how posts are promoted. The site, Minds.com, has the same

June 17, 2015 @ independent.co.uk



Anonymous launch snooper-proof social network

The international hactivists are promoting an encrypted Facebook alternative that cannot be read by corporations and governments.

June 17, 2015 @ i-d.vice.com



Encrypted Social Network 'Minds' Will Protect User Data From Government and Corporate Snoops

"Regain control of your social world," advertises the homepage of new, privacy-oriented social-media platform Minds.com. Minds excels where other popular social networks, particularly Facebook, fail: protecting user privacy and not using or selling

June 17, 2015 @ reason.com



Anonymous backs encrypted social network 'Minds'

A new privacy-focused social network has seemingly won the support of hacker collective Anonymous. Minds.com has just launched on web and mobile and is not only a social network in its own right, but operates as a free and open-source

June 16, 2015 @ wired.co.uk



Struggling With Facebook Organic Reach Decline? Try This New Open Source Social Networking App

If you have been burnt by the decline of the organic reach of your Facebook pages, you may consider trying something different, although of course it's hard to replace a website that has become such an integral part of our lives. Minds.com founder and

June 15, 2015 @ forbes.com



Facebook's Latest Challenger: Social Network 'Minds' Pushes Privacy And Transparency

Bill Ottman has spent the past decade pushing for paradigm shifts in the consumption of news and conversations around media. His latest target: Facebook. In the age of social networks and several loud Facebook competitors, Ottman launched

June 15, 2015 @ ibtimes.com



Non-creepy social networks make it to your smartphone

In response to fears over privacy, small social networks offer encryption and refrain from selling user data. Now their services are coming to mobile devices.

June 15, 2015 @ cnet.com

The Problem: Social Networks Exploit You

Current social networks restrict content creation and limit your organic reach.

Restrictive algorithms, censorship, and lack of privacy run rampant across popular social networks.
And you, the user, can't do much about it, while these businesses make *billions*.

Meet Minds: A Free & Open Source Social Networking Platform



How We Do It

We've built a full-spectrum of features to empower communication and organic reach.



Channels

Your public profile to share your ideas with the world.



Newsfeed

Stay current with the latest content from your subscriptions.



Messenger

Communicate with encrypted chat for real privacy.



Search

Find and discover great content.



Boost

Exchange your tokens for promoted views on the network.



Wire

Send tokens to other channels as a tip or as a paid subscription.



Groups

Build public or closed communities.



Wallet

Manage your transactions and earnings.



Video

Upload and share native HD videos.



Images

Upload and share your favorite images.



Blog

Write about topics you are passionate about.



Status

Share a text status to your subscribers.

Our Network Is Growing Rapidly

Since our inception, we've gained viral traction with every new release. Early adopters are finding it far easier to gain views and a following on Minds than other major social networks.





0.75M

0.50M

0.25M

Mar '16   Sept '16   Mar '17   Sept '17   Mar '18   Sept '18

🟨 **Total Registered Users**



1B

800M

Total Boosted Views in July '18= 1B+

200K

Total MAU in July '18=200K+

0.25M

150K

Mar '16   Sept '16   Mar '17   Sept '17   Mar '18   Sept '18

🟨 **Total Registered Users**



1B

800M

Total Boosted Views in July '18= 1B+

200K

Total MAU in July '18=200K+

150K







Boost

Users spend tokens to boost their content for greater reach on the network.

Plus

Minds offers additional services for users who upgrade their channel to Plus.

Nodes

Minds hosts custom branded social networks and mobile apps for monthly subscription payments.

How Users Generate Revenue on Minds

Users can monetize their channels to activate an array of options to make a living online.









Paid Subscriptions

Set custom reward tiers for your subscribers to pay tokens monthly for exclusive content and services.

Paid Promotion

Receive offers from other channels to share their content in exchange for tokens.

Rewards

Earn tokens for contributing to the network through receiving votes, comments, shares, subscribers, checking in or referring new users

Tips

Receive tips from your subscribers for content they enjoy.

How the Token Economy Works

Minds users earn tokens for their contributions to the network each day.



Votes +1	Comments +2	Subscribers +4	Reminds +4
Referrals +10	OnChain Transactions +10	Check-ins +2	Development Manually reviewed

Tokens can be exchanged for more views on content with Boost or sent to other users as a tip or for paid subscriptions with Wire. By leveraging the distributed blockchain for all peer-to-peer payments, Minds enables users to exchange tokens without the risk of demonetization or censorship.



TOKEN UTILITY
1 token = 1,000 views
2,000 Views
BOOST
BOOST
YOUR WALLET
100,000
Tokens
WIRE
3 Tokens
Repeat monthly
SEND
Upgrade your channel to unlock premium features, including profile verification and the ability to hide ads.
PLUS
NODES
Use your tokens for Minds web hosting on http://hosting.minds.com to create self-hosted communities.

Our Journey So Far

The Internet and press response to Minds.com has been wildly enthusiastic—proving people are hungry for an alternative social network.



June 2015 — Our Mobile App Launches
Mobile App Launches with viral boost/reward system and encrypted chat, and goes viral with 104K mobile downloads (iOS and Android).

July 2015 — Press Frenzy Over Minds.com
Mainstream global media outlets erupt on reports of collective support of Minds for solving privacy and viral reach issues; Huffington Post, Forbes, Vice, Wired, BBC more.

September 2016 — Minds releases full stack of software as free and open source.
Minds releases full stack of software as free and open source. Growth momentum continues.

January 2017 — Global Monetization
Enables Minds channels to create exclusive content viewable only by subscription, collect ad revenue, and exchange peer to peer payments with fellow vloggers, writers and watchers.

March 2017 — Strong Growth Momentum
573k registered users; 8.1 million pageviews; 33.6 million boosted views; 10.3K mobile downloads (235K total).

June 2017 — Raised $1M+ in First Reg CF Round
Minds breaks record for fastest company ever to raise $1m+ through equity crowdfunding in just 19 days from over 1,500 investors worldwide.

March 2018 — Mobile and Web App Launch
Minds launches new mobile and web apps, integrates crypto token on Ethereum's Rinkeby Testnet and receives global press coverage.

May 2018 — 150K Transactions
Minds token economy shows strong growth indicators with over 150k+ transactions in the first 60 days.

July 2018 — Vietnam Migrates to Minds
Over 100,000 Vietnamese users leave Facebook and Google for Minds after questionable laws were passed threatening freedom of expression online.

August 2018 — MINDS Token Goes Live
Minds quickly doubles annual revenue and surges to become one of the top dApps on the Ethereum network.

🔊 A Conversation with the Founder of Minds

🔊 **What's the problem Minds.com is solving?**

🔊 The lightbulb moment

🔊 What drives customers to your site?

Let's Build a Real Social Network

Watch the founder Bill Ottman on Timcast below.



Let's Build a Real Social Network

Watch the founder Bill Ottman on Timcast below.



Let's Build a Real Social Network

Watch the founder Bill Ottman on Timcast below.



Let's Build a Real Social Network

Watch the founder Bill Ottman on Timcast below.



Let's Build a Real Social Network

Watch the founder Bill Ottman on Timcast below.



Let's Build a Real Social Network

Watch the founder Bill Ottman on Timcast below.



Let's Build a Real Social Network

Watch the founder Bill Ottman on Timcast below.



Let's Build a Real Social Network

Watch the founder Bill Ottman on Timcast below.



Let's Build a Real Social Network

Watch the founder Bill Ottman on Timcast below.



Let's Build a Real Social Network

Watch the founder Bill Ottman on Timcast below.



Let's Build a Real Social Network

Watch the founder Bill Ottman on Timcast below.

Let's Build a Real Social Network

Watch the founder Bill Ottman on Timcast below.



Let's Build a Real Social Network

Watch the founder Bill Ottman on Timcast below.



Let's Build a Real Social Network

Watch the founder Bill Ottman on Timcast below.



Let's Build a Real Social Network

Watch the founder Bill Ottman on Timcast below.



Let's Build a Real Social Network

Watch the founder Bill Ottman on Timcast below.



get? ^

M: We understand that free and open source software inevitably benefits end-users with greater transparency, reach, rewards, privacy, revenue and features. This is because pace of development and innovation occurs fastest when global developers have greatest access to code.

People are becoming increasingly aware of the nature of the apps they use, and the knowledge of free and open source code will be even more common in the future, as machines integrate more heavily into our daily lives. We need to know what those machines are up to; Minds is leading the charge toward a future where we control the robots and not the other way around.

WF: How many users do you have? ^

M: Minds currently has over 1.25 million registered users and over 200 thousand monthly active users (logged-in).

WF: What do you tell people who are skeptical of your chances of competing with Facebook? ^

M: Our strategy against companies like Facebook has always been to stick to our principles of privacy and Internet freedom. They continue to take steps towards more censorship, more surveillance, less privacy and less reach. For the first time ever, Facebook is starting to lose millions of users because of these issues to alternatives like us.

Minds rewards users in every sense, and the system is working and growing. Facebook does the opposite by exploiting users, and people are upset. Once our functionality is fully competitive, people will, at the very least, supplement their experience with an ethical and reward-based alternative.

In addition to freedom, free and open source software also enables extreme software development productivity such that a small team may create an even better result than a large organization with far greater resources.

We feel confident in our battle against the tech giants because despite their size and resources, we have a clear edge in our overall philosophy and ethical approach.

WF: Who makes up your in-house team working on the project? ^

M: Minds is led by its Founder & CEO Bill Ottman. Bill is responsible for the vision and creation of Minds and is the leader of the Minds open source community. In addition to his significant online following, Bill is a recognized leader in the Internet freedom and open source software movements.

John Ottman is Chairman and Co-founder of Minds and also Bill's father. John is a veteran software entrepreneur, angel investor and Minds lead investor. He provides leadership and guidance to the team and even helps out with site operations.

Mark Harding is Minds CTO, and he is responsible for all engineering and software development. Mark manages three in-house software engineers and also directs the development efforts of the Minds open source community of global developers.

Jack Ottman is Minds COO, and he is responsible for all day-to-day operations such as marketing, sales, site administration, community support, financing and more.

WF: What has been your biggest obstacle so far? How did you overcome it? ^

M: When Facebook changed its algorithm, our organic reach was cut enormously. Revenues plummeted and the company faced a survival crisis. We learned then that Minds could not survive as a business by relying on Facebook and Twitter for traffic. We needed to build our own independently sustainable community. And, we did! Now, the majority of our traffic is organic, from logged-in users. This was an epic undertaking.

Today, our biggest obstacle is simply lacking the staffing and resources to fully support our growing community and improve our product so that it can compete functionally with the best in the market.

WF: Where did the idea for Minds come from? ^

M: Frustrated by encroachments on Internet freedom and degraded business practices at top proprietary social networks, a team of software developers led by Minds Founder & CEO, Bill Ottman, joined with a gathering of minds around the world to create a new social media model engineered for Internet freedom and user control.

WF: What is the Minds token? ^

M: The Minds token is a utility token built with the Ethereum ERC-20 standard. The token distribution process is uniquely designed to scale autonomously with the growth and activity on the Minds network which ensures that the ecosystem is fair and based entirely on user contribution. Minds tokens are not a currency or a security, but are a utility token used to fuel services on the Minds social network.



Ask a Question



Type your question here...   **ASK QUESTION**

Mason Murphy   Feb 20 ⌄
How do i get the app on android?
ANSWER   IGNORE

Lebetrt. Mark   Feb 5 ⌄
how much does it cost to be on this Minds
ANSWER   IGNORE

Alexander Bouffard   Jan 17 ⌄
I was a bit too late to invest in the previous rounds due to me being a fairly new member of WeFunder, but as a potential investor in later rounds, would you might taking some critique from me?

Earlier today, I was talking with a coworker about social media and how TikTok became the sensation that it became and why Musical.ly failed and a big part of the reason was the name. We both came to an agreement that we use Facebook more than any other social media, but we don't like it due to the privacy issues. So the idea that you have for your Minds service sounds like it could be a big deal. My main problem with it and my coworker's as well is the name of the site. When I tried to talk about Mind's earlier today, I drew a blank and had to look it up via WeFunder to tell him about what you guys are trying to achieve. For a site that is meant to attract viewers based on reputation, I don't think Minds is a very attractive name.

So if you don't mind me asking, can you tell me why you came up with the name Minds, and if other users have felt strongly towards the name or something? My coworker and I also decided to brainstorm a couple alternatives that we think could work better. The main issue is that they might be in use and purchasing a domain becomes a bit of an issue.

We came up with:

Grypt (so you can have some wordplay with engryption, gripping/protecting data) and Clicks (and instead of breaking your friends into groups like Facebook would, you could make them into cliques)

We then started playing along saying things like "did you see that video on clicks?" "Yeah, man I saw it on the clique chat." or "Hey can you grypt me that meme later?" "I gripted that to you hours ago."

I'm not even saying that our names are great, but I do think that Minds is lacking that spark that social media sites need to get people's attention. Alliteration like TikTok, or things that are clever like a SnapChat or a FaceBook jumps out to people. Hope this helps. Even if you ignore this comment entirely, I am rooting for you! The big sites like FaceBook and YouTube need competition to prevent them from censoring whatever they deem is inappropriate. So long as no one is being hurt, each person should be able they deem is inappropriate. So long as no one is being hurt, each person should be able to censor as much or as little as they want on their social media. And there should be a NSFW and a SFW option too of course.

ANSWER   IGNORE

Nicoleta Neagoy   Jan 9 ⌄

I love to post...write...How do I sign up to Minds.com?

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John Hickey   Nov 3 ⌄

I just want to be on this site. I don't sell anything. Is there a charge to have an account?

ANSWER   IGNORE

Sparkle Williams   Oct 23 ⌄

Will you raise another round on Wefunder after the series A? Would love to participate

ANSWER   IGNORE

Dean Dahlgren   Oct 23 ⌄

Missed the initial offering. When and or how can I invest at this point?

ANSWER   IGNORE

Jaime Ruiz   Sep 11 ⌄

WTF, WHEREIS IT AT?!

ANSWER   IGNORE

Perry Miller   Sep 4 ⌄

Are you still seeking investment money? If so, how would I go about funding your project?

ANSWER   IGNORE

Matthew T Boyd   Aug 30 ⌄

can i promote my business with minds

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Louis Berard   Aug 22 ⌄

Good grief, How are you going to deal with the stupid speech, that calls everything they disagree with "hate speech?" or "Alt right" = anything right of Lenin or Marx, anything that is Pro American, anything that promotes strong borders and maintaining our language, culture and unique founding peoples...I already know your answer, (I think,) FREEEEEEDOM!

ANSWER   IGNORE

Beverly A. Schweitzer   Nov 18 2017 ⌄

Tracing opportune sites that display did-information about any of us. WHere can we find this info & challenge it. No ciriminal activity found on myself --

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David Tschetter   `INVESTOR`   May 10 2017 ⌄

Hi Steve Funk, As a Canadian, I found no special requirements for us, as the JOBS Act encompasses Canada as well. To simplify how much you can invest, this is posted on the FAQ :

"To calculate your investment limit, first choose either your net income or net worth - whichever is lower. If the lower number is over $100,000, you are allowed to invest 10% of it each year. Otherwise, only 5%. For instance, if your income is $96,000 and your net worth $200,000, you'd be legally allowed to invest $4,800 per year in startups."

Hope this helps

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Time Traveller Registered Trademark   Mar 25 ⌄

Now that you've locked me out of my account that had over a million views and 66 tokens, will I have to actually sue you this week to get my plus status, founder status, and tokens back? Will I have to report you as an ethereum scammer? Will I have to report you to FBI cybercrime, San Francisco PD, and all the other government and law enforcement bodies just to make you obey your own terms of service and contract law?

ANSWER   IGNORE

 **John Ottman** Chairman `FOUNDER`   Mar 25 ⌄

 Please email nick@*minds.com*

Rabecca Cormier   Mar 7 2018 ⌄
Become an investor
ANSWER   IGNORE

 **Bill Ottman** CEO FOUNDER   Aug 22 ⌄
Stay tuned!

Beverly A. Schweitzer   Nov 18 2017 ⌄
How to block my credit card info showing up when purchasing online. Someone used it
& unable to correct that
ANSWER   IGNORE

 **Bill Ottman** CEO FOUNDER   Aug 22 ⌄
You can remove it in "Settings"

Jesse Ashley INVESTOR   edited May 10 2017 ⌄
I've invested in Minds.com Via Wire. How will i know you've received my contribution
and know it's from me.
ANSWER   IGNORE

 **Mark Harding** CTO FOUNDER   May 11 2017 ⌄
Hi Jesse. I think this is a question for the WeFunder team. Did you send
your reference number along with the wire?

Time Traveller Registered Trademark INVESTOR   Mar 28 ⌄
Hi John,

I haven't had courtesy of a reply, and over the last few weeks have only had two
unresponsive replies in toto. I have no choice now but to refer the matter to the
authorities, my attorney and various oversight websites and social media unless it is
resolved immediately. Very disappointing, but I have spent money on tokens and had
them basically stolen and I have spent money on investing in Minds to have this
happen.
It is a bad look for your company. Very bad.
ANSWER   IGNORE

 **Bill Ottman** CEO FOUNDER   Mar 29 ⌄
If you purchased tokens at *https://minds.com/token* then they are in your
onchain wallet which we do not control. Did you use metamask? Your 2FA
has been removed so you should be able to log in now

Timothy K Lobban   Mar 20 ⌄
What are you guys' thoughts on diversity and representation within your company?
What is your policy concerning it?
ANSWER   IGNORE

 **Bill Ottman** CEO FOUNDER   Mar 20 ⌄
definitely important but we don't have quotas. Open to checking out what
you believe to be good policy

Dallas Weaver   Mar 17 ⌄
Is there a way that I can get an app?
ANSWER   IGNORE

 **Bill Ottman** CEO FOUNDER   Mar 18 ⌄
https://minds.com/mobile or app store

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